June 9, 2006

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Kevin Kuhar

Re:       Mentor Corporation (File No. 001-31744)

Dear Mr. Kuhar:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the "Commission") set forth in the Commission's letter dated May 17, 2006 (the "SEC Comment Letter") regarding Mentor Corporation's Annual Report on Form 10-K/A for the fiscal year ended March 31, 2005 ("Form 10-K").  The numbered response set forth below correspond with the comment contained in that SEC Comment Letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2005

Consolidated Financial Statements, page 63

Note A - Summary of Significant Accounting Policies, page 70

Revenue Recognition, page 72

1.         Please refer to prior comment 2.  Under paragraph 4 of FTB 90-1, only costs that are directly related to the acquisition of a separately priced extended warranty and product maintenance contract should be deferred and charged to expense in proportion to the revenue recognized.  "All other costs, such as costs of services performed under the contract, general and administrative expenses, advertising expenses, and costs associated with the negotiation of a contract that is not consummated, should be charged to expense as incurred."  Your disclosure and response state that you amortize the costs of warranty claims on a straight-line basis over the life of the pooled contracts.  You refer to the "pooling concept" in your response.  Please tell us whether or not you believe that paragraph 4 of FTB 90-1 is applicable to these costs and explain your response.  If paragraph 4 is not applicable, then please tell us the accounting literature that you relied upon and how you applied that literature to your facts and circumstances.  If paragraph 4 is applicable, you should ensure that your accounting policy in all periods presented comply with that guidance.

With respect to the costs of providing benefits under the "Enhanced Advantage Breast Implant Warranty" program, as we have indicated in prior correspondences and as the Staff is aware, we have historically accrued for the estimated costs of the program and amortized the estimated costs over the warranty term. We have reviewed and discussed this accounting treatment and believe that the cost of providing services under our extended warranty program is more appropriately accounted for under paragraph 4 of FTB 90-1 and as such, the costs related to covering warranted events should be recognized as incurred.  Accordingly, we have concluded to change our accounting for these costs to the "as incurred" basis.

Our review of the actual claims paid under the program shows that the actual incurred costs track closely to the amortization of the estimated costs and after almost 6 years (the period that the program has been in place), the two methods vary by $345,000 in total.  In preparing our financial statements for the year-ended March 31, 2006 for inclusion in our Form 10-K, which we are required to file no later than June 14, we considered the impact of this change and concluded it is immaterial to the operating results for any of our quarterly and annual periods.  Therefore, we have made the change to our accounting methodology prospectively, expensed the $345,000 and have begun recognizing costs related to our Enhanced Breast Implant Warranty program on an "as incurred" basis beginning with the first quarter of fiscal 2007.

Please contact me at my direct line, 805-879-6151, if I can answer any questions regarding our response.

Sincerely, MENTOR CORPORATION /s/Loren L. McFarland Loren L. McFarland Vice President of Finance Chief Financial Officer